NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW

Andy Tucker T: 202.689.2987 andy.tucker@nelsonmullins.com	101 Constitution Ave, NW, Suite 900 Washington, DC 20001 T: 202.689.2800 F: 202.689.2860 nelsonmullins.com

July 20, 2023

VIA EDGAR

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Dorrie Yale and Joe Ambrogia

RE:	Kernel Group Holdings, Inc.
Preliminary Proxy Statement on
Schedule 14A
Filed on June 10, 2023
File No. 001-39983

Dear Ms. Yale and Mr. Ambrogia:

On behalf of Kernel Group Holdings, Inc, a corporation organized under the laws of Delaware (the “Company”), we are transmitting this letter in response to the oral comments made on June 19, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the Preliminary Proxy Statement on Schedule 14A (the “Preliminary Schedule 14A”) filed on June 10, 2023. This letter is being submitted together with an amendment to the Preliminary Schedule 14A (the “Revised Proxy Statement”).

Preliminary Proxy Statement on Schedule 14A 1

Risk Factors (Oral Comment)

Oral Comment conveyed by Dorrie Yale on July 19, 2023 requesting that the Company revise its disclosure to address the risk that the Company may be deemed an investment company under the Investment Company Act of 1940, as amended.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the risk factors in the Revised Proxy Statement in response to the Staff’s oral comment.

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New York | North Carolina | Ohio | Pennsylvania | South Carolina | Tennessee | Texas | Virginia | West Virginia

July 20, 2023

We hope that the foregoing has been responsive to the Staff’s comment and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 202-689-2987 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Very truly yours,

/s/ Andrew M. Tucker
Andrew M. Tucker